October 12, 2010

H. Christopher Owings
Assistant Director
Unites States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-0404

Re:          ONEOK, Inc.
Form 10-K for Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
File No.  001-13643

Dear Mr. Owings:

We have reviewed the Securities and Exchange Commission Staff’s letter of comment dated September 30, 2010, concerning the referenced filings of ONEOK, Inc. (“ONEOK”) and are providing our responses below.  While our disclosures may change from year to year based on the relevant facts and circumstances, we intend to provide in future filings, to the extent applicable, the type of disclosures described below.

Form 10-K for the Year Ended December 31, 2009

Exhibits 31.1 and 31.2

1.
We note your response to comment 13 of our letter dated August 3, 2010 that you will revise your certifications in future reports to refer to your annual report on Form 10-K.  Please also amend your Form 10-K for the fiscal year ended December 31, 2009 to re-file the certifications required by item 601(b)(31) of Regulation S-K to refer to your “annual report” on “Form 10-K.”  See Regulation S-K Compliance and Disclosure Interpretation 246.14 available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  We have amended our Form 10-K for the year ended December 31, 2009 solely to re-file the certifications required by item 601(b)(31) of Regulation S-K to refer to the proper periodic report, correcting a clerical error in the originally filed certifications.

100 West Fifth Street · Tulsa, OK 74103-4298
P.O. Box 871 · Tulsa, OK 74102-0871
(918) 588-7000 · Fax (918) 588-7273
www.oneok.com

H. Christopher Owings
October 12, 2010

The Role of the Compensation Consultant in the Executive Compensation, page 36

2.
We note your response to comment 17 of our letter dated August 3, 2010.  Please provide to us with the additional disclosure regarding the nature and scope of the consultant’s assignment and any material elements of the instructions or directions given by your Compensation Committee to its consultants regarding the performance of its duties that you intend to include in future  filings.  Such disclosure may be tailored to the nature and scope and instructions and directions that are applicable to your most recently completed fiscal year.

Response:  Our Executive Compensation Committee annually reviews and establishes the scope of the engagement of the Committee’s compensation consultant.  The consultant’s assignment is reflected in an annual engagement letter between the consultant and the Committee.  During 2010, the scope of the consultant’s assignment and the material instructions regarding its services were:

•
Provide advice to the Committee with respect to executive compensation matters in light of the Company’s business strategy, pay philosophy, prevailing market practices, shareholder interests, and relevant regulatory mandates;

•	Provide advice on the Company’s executive pay philosophy;
•	Provide advice on the Company’s compensation peer group for competitive benchmarking;
•
Provide comprehensive competitive market studies as background against which the Committee can consider ONEOK’s CEO and senior management base salary, annual bonus opportunity, long-term incentive awards, benefits, perquisites, and severance arrangements;

•	Provide incentive plan design advice, for both annual and various long-term incentive vehicles and other compensation and benefit programs that meet Company objectives;
•	Apprise the Committee regarding emerging best practices and changes in the regulatory and corporate governance environment;
•	Provide advice and competitive market data on director compensation matters;
•	Periodic meetings with ONEOK management as required from time to time to discuss executive compensation issues and prepare for Committee meetings;
•	Assist with preparation of the annual proxy statement “Compensation Discussion and Analysis;”
•	Assist with developing tally sheets for the CEO and direct reports to the CEO; and
•	Review the ONEOK Executive Compensation Committee Charter.

In addition, the engagement letter requests that the consultant be available to assist the Committee with respect to other matters that may arise throughout the year.

We will add this disclosure in future filings.

H. Christopher Owings
October 12, 2010

Related-Person Transactions, page 64

3.
We note your response to comment 21 of our letter dated August 3, 2010.  Please provide us with your discussion of how your Audit Committee, and, if warranted, your Board of Directors, determines whether a transaction is a conflict of interest and is fair to you based on the specific facts and circumstances presented that you intend to include in future filings.

Response:  In determining whether a particular transaction creates a conflict of interest and, if so, is fair to the Company, our Audit Committee and, if warranted, our Board of Directors, consider the specific facts and circumstances applicable to each such transaction, including: the parties to the transaction, their relationship to the Company and nature of their interest in the transaction; the nature of the transaction; the aggregate value of the transaction; the length of the transaction; whether the transaction occurs in the normal course of our business; the benefits to our Company provided by the transaction; if applicable, the availability of other sources of comparable products or services; and, if applicable, whether the terms of the transaction, including price or other consideration, are the same or substantially the same as those available to the Company if the transaction were entered into with an unrelated party.

We will provide this disclosure in future filings.

*      *      *      *      *      *      *      *

Please contact me at (918) 588-7910, if you need clarification or additional information.

Sincerely,

/s/ Derek S. Reiners

Derek S. Reiners
Senior Vice President and Chief Accounting Officer